White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Casey Recommends White Knight as a “Buy”

White Knight Resources Ltd. (TSXV – WKR)
Vancouver, British Columbia
October 5, 2005

Doug Casey’s October 1, 2005 International Speculator recommends White Knight as a “buy”. To view the article, please go to www.whiteknightres.com.

On behalf of the Board of Directors,

“Kareen McKinnon”

Kareen McKinnon
Vice President, Corporate Development

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.